Exhibit 12.1

IPC HOLDINGS, LTD. AND SUBSIDIARIES

RATIOS OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED SHARE DIVIDENDS

Our consolidated ratios of earnings to fixed charges for each of the five fiscal years ended December 31, 2008 are as follows:

	Year ended December 31,
	2008	2007	2006	2005	2004
	($ in thousands)
Net income (loss)	$90,447	$385,412	$394,585	$(623,399)	$138,613
Preferred share dividends	14,939	17,128	17,176	2,644	—
Fixed charges	—	—	—	—	—

Ratio of earnings to combined fixed charges and preferred share dividends	6.1 : 1	22.5 : 1	23.0 : 1	(1)	—

(1)	Earnings for the year ended December 31, 2005 were insufficient to cover combined fixed charges and preferred share dividends by $626.0 million.